September 6, 2024

VIA EDGAR TRANSMISSION

Ms. Megan Miller

Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street N.E.

Washington, D.C. 20549

Re:	Edward Jones Money Market Fund (the “Fund”)

File No. 2-66437 and 811-2993

Dear Ms. Miller:

This correspondence is being filed in response to comments you provided via telephone on August 29, 2024, in connection with the Securities and Exchange Commission (the “SEC”) Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Fund’s Annual Report to Shareholders dated February 29, 2024, which was filed with the Commission on Form N-CSR on May 3, 2024 (the “Annual Report”), for the Fund.

For your convenience, your comments are briefly summarized below, immediately followed by the Fund’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Annual Report.

1.

Comment:   On a going forward basis, please include in the titles of the individuals that execute the Form N-CSR certifications required by Rule 30a-2 under the Investment Company Act of 1940 the titles of principal executive officer and principal financial officer, as applicable, in the signature blocks for the individuals executing the certifications.

Response:   Going forward, the Fund will specifically reference the titles of principal executive officer and principal financial officer, as applicable, in the signature blocks for the individuals executing the Form N-CSR certifications.

If you have any questions, need any additional information or would like any clarification, please contact me at (314) 515-5299.

Very truly yours,

/s/ Evan S. Posner
Evan S. Posner
Secretary of the Edward Jones Money Market Fund